JPMORGAN TRUST I

JPMORGAN TRUST II

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

November 19, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:

JPMorgan Trust I (“Trust I”);

File Nos. 333-103022, 811-21295 – Post-Effective Amendment No. 121

JPMorgan Trust II (“Trust II”)

File Nos. 2-95973, 811-4236 – Post-Effective Amendment No. 120

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 25, 2010 with respect to new Class R6 shares filed on behalf of certain series of Trust I and Trust II  (collectively, the “Funds”).  Our responses to your comments are set forth below. Except as otherwise indicated in our responses, we will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on November 29, 2010 pursuant to the Rule.

GLOBAL COMMENTS -- ALL FUNDS

Front Cover

1.

Comment:  The names of the Trusts are JPMorgan Trust I or JPMorgan Trust II – not J.P. Morgan U.S. Equity Funds, J.P. Income Funds, or J.P. Morgan International Equity Funds.  Therefore, please delete the reference to these other names that appear on the front cover in the prospectuses because they are not a Trust’s or a Fund’s name.  In addition, please delete the identification of the share classes included in each prospectus that appears above the date on the front cover of each prospectus.

Response:  We respectfully disagree.  We believe that the inclusion of the reference to the types of funds included in each prospectus and the share classes is permitted under Item 1 of Form N-1A.  The instruction to Item 1 permits the Funds to include “additional information” on the front cover as long as it is “not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”   (See general instruction C.3(b)).  We believe that the reference to the type of funds included in the prospectuses (e.g., U.S. equity funds or income funds) and the share classes included on the prospectuses cover conforms to this standard.  The J.P. Morgan Funds have multiple types of funds, share classes and prospectuses.  The reference to type of funds on the front cover allows financial intermediaries and shareholders who want information concerning the Funds to pull the right prospectus from the many prospectuses for the J.P. Morgan Funds.  A generic reference to JPMorgan Trust I or JPMorgan Trust II would not accomplish this objective.  Similarly, the prominent share class reference on the cover allows financial intermediaries and shareholders to quickly verify that they have the prospectus that they need.

Fees and Expenses of the Fund

2.

Comment:  Please remove footnote number 1 under the fee table unless a Fund is a “new fund” as defined in Instruction 6 to Item 3 of Form N-1A.

Response:  We will remove footnote number 1 in the summary for each of the Funds except the JPMorgan Inflation Managed Bond Fund, which is considered a “new fund” because the financial statements that are included for the Fund only cover an initial five month period.

3.

Comment:  The footnote under  the “Annual Fund Operating Expenses” table provides as follows:

“This contract cannot be terminated prior to xx/xx/xx at which time the Service Providers will determine whether or not to renew or revise it.”

The investment advisory agreement has a termination clause.  Please replace “at which time the Service Providers will determine whether or not to renew or revise it” with disclosure that describes the circumstances under which the expense limitation agreement can be terminated.

Response:  We respectfully disagree.  Although the investment advisory agreement provides that it may be terminated upon 60 days’ written notice, the expense caps are governed by a separate contract that says that the service providers agree to waive their fees or reimburse Fund expenses in order to keep the expense caps in place through a given date and does not provide a means for its termination by the Service Providers before that expiration date.

The Fund’s Past Performance

4.

Comment:  Please revise the introductory paragraph to read as follows:

This section provides some indication of the risks of investing in the Fund. Because the Class R6 Shares have not commenced operations as of the date of this prospectus, the bar chart shows how the performance of the Fund’s Class R5 Shares has varied from year to year over the past ten calendar years. The table shows the average annual total returns of the Fund’s Class R5 Shares for the past one year, five years and life of the Fund. The returns of Class R6 Shares would be similar to the returns shown because the shares are invested in the same portfolio of securities and the returns would differ only to the extent that the classes do not have the same expenses. The table compares that performance to a broad measure of market performance.  ~~the Russell 1000® Value Index and the Lipper Large-Cap Value Funds Index, an index~~

~~based on the total returns of certain mutual funds within the Fund’s designated category as determined by Lipper. Unlike the other index, the Lipper index includes the expenses of the mutual funds included in the index.~~ The performance for the Class R5 Shares is based on the performance of the Select Class Shares prior to the inception of the Class R5 Shares. The actual returns of Class R5 Shares would have been different than those shown because Class R5 Shares have different expenses than Select Class Shares. Past performance (before and after taxes) is not necessarily an indication of how any class of the Fund will perform in the future. Updated performance information is available by visiting www.jpmorganfunds.com or by calling 1-800-480-4111.

Response:  We respectfully disagree.   We believe that the disclosure without the suggested revisions conforms to the requirements of the Form.  We note that Item 4(b)(2)(i) of the Form does not prescribe exact language, but rather only requires an explanation illustrating the variability of a Fund’s returns.   The disclosure without the revision provides such an explanation because it illustrates how a Fund’s performance changed over time and how such performance compares to a broad measure of market performance, e.g., the indexes.

Purchase and Sale of Fund Shares

5.

Comment:  Remove the following sentence:  If you are investing through a retirement plan, please follow instructions provided by your plan to invest.

Response: We will make the proposed revision; however, we are also going to revise the language in the first bullet point under “In general, you may purchase or redeem shares on any business day” to say the following:

Through your Financial Intermediary or the eligible retirement plan or college savings plan through which you invest in the Fund

How to Do Business with the Funds

6.

Comment:  In the last sentence of the third paragraph of the “How much do shares cost?” section, please clarify whether the reference to market quotations refers to market quotations or to fair value quotations.

Response:  The reference is to the quotations received by the pricing service.  Therefore, the sentence will be revised as follows:

The fair value pricing utilizes the quotations of an independent pricing service unless the adviser, in accordance with valuation procedures adopted by the J.P. Morgan Funds’ Board, determines that the ~~market~~ pricing service quotations do not accurately reflect the value of a security and determines that use of another fair valuation methodology is appropriate.

FUND SPECIFIC COMMENTS -- INFLATION MANAGED BOND FUND

Main Investment Strategies

7.

Comment: The prospectus contains the following disclosure:

The Fund is designed to protect the total return generated by its core fixed income holdings from inflation risk.   . . .  The Fund seeks to hedge this risk by using swaps that are based on the Consumer Price Index in combination with its core portfolio of fixed income securities.  This strategy is intended to create the equivalent of a portfolio of inflation-protected fixed income securities.

Please disclose what types of swaps are utilized by the Fund and describe how they are based on the “Consumer Price Index.”

Response:  The swaps are structured so that one counterparty agrees to pay the cumulative percentage change in the Consumer Price Index for all Urban Consumers (CPI-U) over the duration of the swap. The other counterparty (the Fund) pays a compounded fixed rate (zero coupon inflation-swap rate), which is based on the “breakeven inflation rate,” calculated as the yield difference between a nominal U.S. Treasury security and a U.S. Treasury Inflation Protected Security (TIPS) of equal maturity.   We are concerned that adding a technical description of swaps to the Fund Summary would add unnecessary complexity and undermine the intent of the summary prospectus.  As a result, we believe that any additional disclosure concerning swaps should be added to the “More About the Fund” section rather than the summary.  Please note that the purpose of the registration statement is to add a new share class to the Fund rather than to update all of the Fund’s current prospectuses.  As a result, we will add additional disclosure concerning the swaps to the “More About the Fund” section in next year’s annual update.

8.

Comment:  Please disclose how the Fund intends “to create the equivalent of a portfolio of inflation-protected fixed income securities.”

Response:  The summary prospectus discloses that the Fund utilizes swaps that are based on the consumer price index “in combination with its core portfolio of fixed income securities” to create the equivalent of a portfolio of inflation-protected fixed income securities.   The “More About the Fund” section contains further disclosure about the strategy for investors who want more detail and provides as follows:

The Fund is not able to and does not seek to achieve its objective primarily through investments in inflation-protected fixed income securities.  Instead, because of the limited supply of certain inflation-protected fixed income securities, the Fund synthetically creates inflation protection by investing in a combination of conventional (i.e., non-inflation-protected) fixed income securities and CPI-U swaps. This strategy is intended to create the equivalent of a portfolio of inflation-protected securities.

9.

Comment:  The Fund Summary provides as follows:

Secondarily, the Fund may purchase other investments including actual inflation-protected fixed securities such as Treasury Inflation Protected Securities (TIPS).

Please disclose any other types of investments that are principal in the Fund Summary.

Response:  The types of investments that are employed in the Fund’s principal strategies are identified in the Fund Summary.

10.

Comment:  The Fund Summary indicates that the Fund may invest in exchange traded funds and registered investment companies (collectively, “ETFs”).  Please disclose whether there are limits on the types of investments that such ETFs may utilize (i.e., only inflation managed securities).

Response:  The Fund Summary discloses that ETFs may invest in real estate and commodity-related securities, commodities or commodity futures as another way to protect again inflation risk.  The “More About the Fund” section contains further details on these types of investments.

11.

Comment:  Please describe how the adviser determines what to buy and sell for the Fund.

Response:  We believe the current disclosure addresses this requirement by describing how the adviser makes the determination to buy and sell investments.  The current disclosure describes the factors the adviser considers and the process that the adviser uses to purchase and sell individual securities and instruments including the adviser’s risk/reward analysis.

12.

Comment:  Please review the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”) and revise the derivatives disclosure to the extent necessary.

Response:  We believe the derivatives disclosure included for the Fund is appropriate.  However, as directed by the Derivatives Letter, we will review it again in connection with the Fund’s annual update next year.

More About the Fund

13.

Comment:  In the fourth sentence of the first paragraph under “Additional Information About the Fund’s Investment Strategies,” please explain in plain English what a CPI-U swap is.

Response:  Please note that the purpose of the registration statement is to add a new share class to the Fund rather than to update all of the Fund’s current prospectuses.  As indicated above in response to comment 7, we will add disclosure describing the swaps to the “More About the Fund” section in next year’s annual update.

14.

Comment:  In the third sentence of the second paragraph under “Additional Information About the Fund’s Investment Strategies,” add a parenthetical “(junk bonds)” after “‘sub-prime’ mortgage-related securities.”

Response:  We respectfully disagree.  The Fund Summary discloses that securities purchased by the Fund will be rated investment grade or the unrated equivalent at the time of purchase.  The mortgage-related securities purchased by the Fund will be rated as investment grade or the unrated equivalent at the time of purchase and would not fall within the definition of below investment grade securities or “junk bonds.”

15.

Comment:  In the Investment Risks section in “More About the Fund,” “Pooled Investment Vehicle Risk” is listed.  Should it also be included in the summary?

Response:  The risk is summarized in the Fund Summary under “Investment Company, ETF and Pooled Investment Vehicle Risks.”

FUND SPECIFIC COMMENTS -- INTERNATIONAL EQUITY FUNDS

Main Investment Strategies and Main Investment Risks – JPMorgan International Equity Fund

16.

Comment:  In the section “What is the goal of the Fund?” for the JPMorgan International Equity Fund, please consider moving the second sentence to the strategy section of the summary.

Response:  We respectfully submit that without the second sentence, the meaning of the first sentence would be unclear, as it modifies the first sentence. Therefore, we have not made this change.

17.

Comment:  In the first sentence of the first paragraph in “What are the Fund’s main investment strategies?” please explain what types of equity investments in which the Fund may invest.

Response:  Since the Fund’s 80% policy is subject to Rule 35d-1, any changes to the Fund’s policy would be required to follow the procedures set forth in the Rule. Therefore, the requested modification has not been made. However, in response to the comment, a list of the types of equity securities in which the Fund may invest has been added to the above referenced section.

18.

Comment:  In the third sentence of the first paragraph in the section “What are the Fund’s main investment strategies?” please explain what you mean by various sizes, e.g., large cap, any size.

Response:  In response to this comment, the word “sizes” has been changed to “market capitalizations.”

19.

Comment:  The first sentence of the sub-section “Investment Process” says the Fund will invest “in at least three different issuers in countries other than the United States.”  Should this disclosure say issuers in “at least three different countries”?

Response:  The disclosure has been revised as requested.

20.

Comment:  Does the reference to one country in the last sentence in the first paragraph of the section“Investment Process” include the United States?  If so, how can the Fund be called an international fund?

Response:  The reference does include the United States, however, as stated in the Fund’s prospectus, the Fund is required to invest in issuers outside of the United States.  The prospectus states “the Fund intends to invest in companies (or governments) in the following countries or regions: the Far East (including Japan, Hong Kong, Singapore and Malaysia), Western Europe (including the United Kingdom, Germany, the Netherlands, France, Switzerland, Italy, Scandinavia and Spain), Australia, Canada and other countries or areas that the adviser may select from time to time.

21.

Comment:  In the first sentence in the second paragraph of the section “Investment Process,” there is a reference to “other countries.”  How many are there?

Response:  The Adviser reserves the right to invest in any other country. To the extent that the Fund focuses a significant portion of its investments in a country not listed in the prior sentence, the Fund intends to revise the disclosure accordingly.

22.

Comment:  In the second sentence in the second paragraph of the section “Investment Process,” how much is a “substantial part of the Fund’s assets” and what is meant by “based in countries that are represented in the MSCI EAFE”?

Response:  The Fund may invest in U.S. companies based in countries that are represented in the Morgan Stanley Capital International (MSCI), Europe, Australasia and Far East (EAFE) Index without limitation. “Based in countries that are represented in the MSCI EAFE” refers to companies with substantial operations in the countries that constitute the index.

23.

Comment:  Please include more specific information about when the Fund will buy and sell a security.

Response:  We respectfully submit that we believe the current disclosure addresses this requirement.  The current disclosure indicates the factors considered by the adviser in making investment decisions.

24.

Comment:  Should smaller market cap risk be included for this Fund?

Response:  While not a principal risk that needed to be added to the Fund Summary, based on the Fund’s investments, we have added this risk factor in the section “More About the Funds.”

25.

Comment:  Since “Geographic Focus Risk,” is included in the Fund Summary, should corresponding language appear in the strategy section?

Response:  In response to this comment, we have modified the disclosure in the strategy section to make clear that the Fund may invest a substantial portion of its assets in a single country or region.

26.

Comment:  Please review the guidance with respect to derivatives provided in the Derivatives Letter  and revise the derivatives disclosure to the extent necessary.

Response:  As per the instructions of the Derivatives Letter, the Fund will “review its use of derivatives when it updates its registration statement annually.”

Main Investment Strategies and Main Investment Risks – JPMorgan International Opportunities Fund

27.

Comment:  In the first sentence of the first paragraph in the section “What are the Fund’s main investment strategies?” explain what types of equity securities the Fund invests in primarily.

Response:  The requested modification has been made.

28.

Comment:  Please review the Derivatives Letter and revise the derivatives disclosure to the extent necessary.

Response:  As per the instructions of the Derivatives Letter, the Fund will “review its use of derivatives when it updates its registration statement annually.”

29.

Comment:  In the fourth paragraph in the section “What are the Fund’s main investment strategies?” explain what the benchmark is.

Response:  The words “versus the benchmark” have been deleted.

30.

Comment:  Should smaller market cap risk be included for this Fund?

Response:  While not a principal risk that needed to be added to the Fund Summary, based on the Fund’s investments, we have added this risk factor in the section “More About the Funds.”

Main Investment Strategies and Main Investment Risks -- International Value Fund

31.

Comment:  In the main strategy section, please disclose what types of securities the Fund can invest in, e.g. certain market cap, all sizes.

Response:  We respectfully submit that the section “What are the Fund’s Main Investment Strategies?” accurately reflects the types of securities that constitute the Fund’s principal investments. Specifically, such section lists the types of equity securities in which the Fund “invests primarily.” The Fund’s investments are not subject to market capitalization limitations, and therefore, no such limitations are disclosed.

32.

Comment:  With respect to “Geographic Focus Risk,” should this risk be in the strategy section?

Response:  In response to this comment, we have modified the disclosure in the strategy section to make clear that the Fund may invest a substantial portion of its assets in a single country or region.

33.

Comment:  Please review the Derivatives Letter and revise the derivatives disclosure to the extent necessary.

Response:  As per the instructions of the Derivatives Letter, the Fund will “review its use of derivatives when it updates its registration statement annually.”

Purchase and Sale of Fund Shares

34.

Comment:  Under “Purchase and Sale of Fund Shares,” please add “other” before “eligible investors” in the following sentence:  There is no investment minimum for eligible investors.

Response:  The requested modification has been made.

More About the Funds

35.

Comment:  Please clarify which strategies are principal and which are not.

Response:  We believe that our existing disclosure complies with this request.  The Fund Summary sections indicate which strategies are the “main,” or principal, strategies of each Fund.  The “More about the Funds” section indicates what additional strategies may be used by the Funds in satisfying their investment objectives.  To clarify which strategies apply to which Funds, we explicitly state in the section “More About the Funds” that the main strategies for each Fund are disclosed in its Fund Summary. In addition, such section separates the strategies listed in the section that are main strategies from those that are not main strategies.

FUND SPECIFIC COMMENTS -- U.S. EQUITY FUNDS

Main Investment Strategies

36.

Comment:  For the Intrepid Value Fund, Large Cap Growth Fund, Large Cap Value Fund and Small Cap Growth Fund, please indicate what kinds of equity securities each Fund principally invests in.

Response:  The types of equity securities that are used in each Fund’s principal investment strategies are already included in the Fund Summary.

37.

Comment:    Please review the Derivatives Letter and revise the derivatives disclosure to the extent necessary.

Response:  The Funds’ use of derivatives was reviewed in connection with the annual update of the Funds’ prospectuses as of November 1, 2010 as directed by the Derivatives Letter.   As a result, the descriptions of the derivative use by the Funds in both the Fund Summaries and “More about the Funds” section of the prospectus has been revised and will be incorporated into the filings made pursuant to Rule 485(b) for the new Class R6 shares as well.

38.

Comment:  Please explain why the market capitalization ranges included for each Fund’s benchmark for the Large Cap Growth Fund, Large Cap Value Fund and Small Cap Growth Fund are appropriate.

Response:  The market capitalization ranges included in the post-effective amendments had not been updated from September 30, 2009 numbers.  We will insert September 30, 2010 numbers into the prospectus in the filings made pursuant to Rule 485(b).

More About the Funds

39.

Comment:  The “More About the Funds” section lists multiple types of strategies/types of securities.  Are all the strategies/types of securities principal?  If so, they need to be listed in a Fund Summary.  If not, the “More About the Funds” section should designate which are principal and which are not.

Response:  All principal strategies are included in each Fund’s Fund Summary and to clarify which strategies apply to which Funds, we have an explanation saying that the main strategies for each Fund are disclosed in its summary.  In order to provide additional clarity, however, the “More About the Funds” section has been restructured to more clearly identify which strategies/types of securities are principal and which are not.  Specifically, we have designated, by separating them, those strategies listed in the section that are not main strategies.

40.

Comment:  If investment in other investment companies is a principal strategy, the fee table should reflect those expenses as “Acquired Fund Fees and Expenses.”

Response:  Investments in other investment companies is not a principal investment strategy for any of the U.S. Equity Funds.

41.

Comment:  Clarify which investment risks are principal risks from those that are not.

Response:  The section has been restructured to more clearly identify which risks are principal and which are not.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

42.

Comment:  The disclosure under “Investment Policies” provides as follows:

“The percentage limitations contained in the policies below apply at the time of purchase of the securities.  If a percentage or rating restriction on investment or use of assets set forth in a fundamental investment policy or a non-fundamental investment policy or in a Prospectus is adhered to at the time of investment, later changes in percentage resulting from any cause other than actions by a Fund will not be considered a violation.”

Please indicate that this exception does not apply to the fundamental restrictions on borrowings.

Response:  To the extent that the requested disclosure is not already included, the disclosure will be revised to clarify that the exception does not apply to the fundamental restrictions on borrowings.

43.

Comment:  The disclosure under “Investment Policies” provides as follows:

For purposes of fundamental investment policies regarding industry concentration, the Adviser may classify issuers by industry in accordance with classifications set forth in the Directory of Companies Filing Annual Reports with the U.S. Securities and Exchange Commission (“SEC”) or other sources. In the absence of such classification or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly.

Please specify the source that the Fund will utilize to classify issues for purposes of the concentration policy.  What is the basis of your belief that a classification made for concentration purposes can be changed without shareholder approval?

Response: In 1983, the SEC staff published guidelines in connection with the SEC’s initial adoption of Form N-1A.  See Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 (Aug. 12, 1983) (“Form N-1A Adopting Release”).  Guide 19, which we understand still reflects the staff’s views on industry concentration, describes how the staff determines industry classifications for that purpose, as follows:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the "Directory") published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

(emphasis added)

Guide 19 thus provides flexibility for registrants to use other sources, so long as the classifications are reasonable and the companies within a single industry have primary economic characteristics that are not materially different.  Neither Guide 19 nor Form N-1A requires that a registrant disclose the names of all possible sources that are used (or in the future might be used) to determine the appropriate industry classification for issuers.  Accordingly, we believe that the Fund’s existing disclosure complies with applicable requirements.

With respect to your comment regarding the basis for our belief that a classification made for concentration purposes can be changed without shareholder approval, it is the concentration policy itself that is the fundamental policy and we cannot change whether a Fund does concentrate in an industry or which industry it concentrates in without getting shareholder approval.  However, we do not believe that changing a classification also requires a shareholder vote, particularly because any change in classification would be done only to ensure that securities with the same economic characteristics remain in the same industry.

44.

Comment:  The disclosure under “Investment Policies” provides as follows:

For instance, personal credit finance companies and business credit finance companies are deemed to be separate industries and wholly-owned finance companies may be considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parents.

Please be more specific about when “wholly-owned finance companies may be considered to be in the industry of their parents.”  What is meant by “primarily related to financing the activities of their parents?”

Response: We believe that the existing disclosure complies with Form N-1A and therefore respectfully decline to revise the existing disclosure.  The disclosure in question is illustrative, and is intended to highlight for the reader the possibility that a wholly-owned subsidiary may not be defined as a credit finance company for purposes of industry concentration, even if it is extensively engaged in financing activities, when those financing activities support its parent’s activities in another industry.  The word “primarily” as used in the above disclosure is used to convey essentially the same meaning as the term “primary” when used by the SEC staff in Guide 19 to describe economic characteristics of issuers within an appropriately defined industry, and similarly can not be reduced to a bright line definition. We will reexamine the continued need for such disclosure in future filings and may remove it at that time.

45.

Comment:   Please add “or group of industries” to the concentration policies for each of the Funds.

Response:  We respectfully decline to make the change because the concentration policy for each of the Funds adding Class R6 shares is a fundamental policy that can not be changed without shareholder approval.

46.

Comment:  Some of the fundamental investment policies say that certain activities are permitted to the “extent permitted by applicable law” or reference the applicable laws applicable with respect to a particular policy.  For these restrictions, please provide a narrative explanation of what the policy means.  Specifically, this comment is provided in relation to the fundamental investment policies concerning borrowing, making loans, issuing senior securities or acting as an underwriter of securities.

Response:  As per the instructions of Item 16(c) of Form N-1A, the Funds’ Statements of Additional Information describe certain of the Funds’ fundamental investment policies. In accordance with the requirements of the Form, the Funds state the maximum percentage of assets to be devoted to the applicable practices. The freedom reserved for certain fundamental policies is linked to the maximum permissible under applicable law. Such maximums, especially in lieu of the current regulatory environment, are subject to change at any time. We believe that the current disclosure fulfills the requirements set forth in the Form, and we do not always believe that adding to such disclosure would be helpful to investors. To the extent that we believe that additional detail would be helpful to investors, we have added such disclosure. For example, we plan to add additional narrative disclosure with respect to issuing senior securities that we believe would be helpful to investors. In addition, to the extent that a Fund engages in any practice set forth in the fundamental investment policies such as borrowing or making loans, the SAI provides a description of such strategy/practice and the corresponding legal requirements, if it enhances shareholder understanding, in the “INVESTMENT STRATEGIES AND POLICIES” section of the Part II of the SAI. The Funds note that the General Instructions to Form N-1A do not require that information in the SAI be included in any particular order.

47.

Comment:  In the non-fundamental investment policy concerning a Fund’s investment in illiquid securities for certain of the Funds, the disclosure says that the Fund will not invest in “repurchase agreements with more than seven days to maturity or fixed time deposits with a duration of over seven calendar days” if more than 15% of the Fund’s market value would be in illiquid investments.  Please remove the word “calendar” from the disclosure for clarification.

Response:  We respectfully disagree with the comment.  While the clarification is not inaccurate, we do not believe that using two different phrases is confusing to investors.

48.

Comment:  Please confirm whether inverse floating rate instruments are a principal investment strategy for the U.S. Equity Funds.

Response:  Inverse floating rate instruments are not a principal investment strategy for the U.S. Equity Funds.

In connection with your review of Post-Effective Amendment No. 121 filed by Trust I and Post-Effective Amendment No. 120 filed by Trust II on September 17, 2010, the undersigned hereby acknowledges on behalf of the Trusts that: (1) the Trusts are responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trusts may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

We hope that the Staff finds this letter responsive to the Staff’s comments.  Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary